1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 23, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Soo Im-Tang
Ms. Shandy Pumphrey

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File No. 333-288291)

Dear Mses. Im-Tang and Pumphrey:

Thank you for the telephonic comments regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Lazard Emerging Markets Core Equity Portfolio (the “Acquired Portfolio”), a series of The Lazard Funds, Inc. (“LFI”), with and into Lazard Emerging Markets Opportunities ETF (the “Acquiring Portfolio,” and together with the Acquired Portfolio, the “Portfolios”), a series of the Trust (the “Reorganization”), filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2025.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Part I of this letter is in response to the accounting comments of the Staff of the Commission that Ms. Pumphrey provided to Vince Nguyen and Stephen Rutman of Dechert LLP by telephone on July 18, 2025. Part II of this letter is in response to the disclosure comments that Ms. Im-Tang provided to Messrs. Nguyen and Rutman by telephone on July 21, 2025. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PART I – ACCOUNTING COMMENTS

Information Statement/Prospectus

Comment 1.	With respect to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section, please supplementally confirm that the expenses noted represent the current expenses of the Portfolios, as required under Item 3 of Form N-14.

Response 1.	We hereby confirm that the expenses presented in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section represent the current expenses of the Acquired Portfolio and the estimated expenses of the Acquiring Portfolio during its first year of operations, in accordance with Item 3 of Form N-14.

Comment 2.	The Staff notes that the report on Form N-CSR for the year ended December 31, 2024 for the Acquired Portfolio notes that the “Investment Manager has voluntarily agreed to waive its fee,” whereas footnote 3 to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section states that the “Investment Manager has contractually agreed to waive its fee.” Please supplementally confirm which language is correct and explain if there has been a change since the December 31, 2024 report on Form N-CSR for the Acquired Portfolio.

Response 2.	We hereby confirm that that the fee waiver is contractual and the language included in the Information Statement/Prospectus is correct. We further confirm that there have been no changes since the December 31, 2024 report on Form N-CSR for the Acquired Portfolio. The Registrant will revise future reports on Form N-CSR for LFI to reflect the fact that the waiver is contractual.

Comment 3.	In the “Summary—Who bears the expenses associated with the Reorganization?” section, please add the dollar amount of the brokerage/transaction costs for balanced presentation with the information regarding transaction costs presented in the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section.

Response 3.	The disclosure under the “Summary—Who bears the expenses associated with the Reorganization?” section of the Information Statement/Prospectus has been revised as follows in response to this comment:

The Investment Manager will bear the cost of the Reorganization, regardless of whether or not the Reorganization is consummated~~; however,~~ However, ~~the Acquired Portfolio will bear any~~ brokerage/transaction costs are expected to be incurred in order to transfer or sell certain Acquired Portfolio holdings to facilitate ~~for portfolio transactions resulting from~~ the Reorganization. The Acquired Portfolio will bear these transaction costs, which are expected to be approximately $23,000.

The Investment Manager estimates that the costs of the Reorganization to be borne by the Investment Manager will be approximately $130,000. This amount is not subject to recoupment by the Investment Manager.

Comment 4.	Please supplementally confirm if there have been any significant changes to the capital loss carryover numbers included in the “The Transaction—Federal Income Tax Considerations” section since December 31, 2024.

Response 4.	We hereby confirm that there have not been any significant changes to the capital loss carryover numbers since December 31, 2024.

Comment 5.	Please confirm the figures in the table, and specifically the “Net Assets” column, under the “The Transaction—Capitalization (Unaudited)” section.

Response 5.	The figures presented in the capitalization table have been revised as follows:

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Lazard Emerging Markets Core Equity Portfolio (Institutional Shares)	$121,547,715	$11.28	10,777,030
Lazard Emerging Markets Core Equity Portfolio (Open Shares)	$2,617,455	$11.24	232,839
Lazard Emerging Markets Core Equity Portfolio (R6 Shares)	$1,562,127	$11.30	138,229
Lazard Emerging Markets Opportunities ETF[1]	N/A	N/A	N/A
Adjustment[2]	(26,147) ~~(25,111)~~	13.72	(6,120,052)
Lazard Emerging Markets Opportunities ETF (pro forma combined)	$125,701,150 ~~$125,701,786~~	$25.00	5,028,046

[1] Lazard Emerging Markets Opportunities ETF is expected to commence operations in October 2025.

[2] The adjustment reflects fractional share redemptions and the adjustment to the number of shares outstanding is attributable to the Acquiring Portfolio’s initial NAV. The Acquiring Portfolio is expected to launch at $25.00 NAV per share.

Statement of Additional Information (“SAI”)

Comment 6.	On the cover page of “Part B—Statement of Additional Information,” there is a reference to the to “. . . the Statement of Additional Information that follows,” but the SAI is not included. Please clarify this language.

Response 6.	The disclosure has been revised as follows:

This SAI consists of this cover page and the following described documents, each of which is incorporated herein by reference; and the supplemental financial information~~; and the Statement of Additional Information~~ that follows:

PART II – DISCLOSURE COMMENTS

Information Statement/Prospectus

Comment 7.	In the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section, please include an estimate of any capital gains distributions that could be triggered by the repositioning.

Response 7.	We note that the section referenced above currently includes disclosure explaining that the Acquired Portfolio would be able to utilize capital loss carryovers to fully offset any gains resulting from repositioning to facilitate the Reorganization. Nevertheless, the disclosure in this section has been revised as follows:

Transaction costs are expected to be incurred in order to transfer or sell certain Acquired Portfolio holdings to facilitate the Reorganization and borne by the Acquired Portfolio. These transaction costs are expected to be approximately $23,000. It is currently anticipated that approximately 22% of the Acquired Portfolio will be sold in order to facilitate the Reorganization. The tax impact of the sale of portfolio securities will depend on the difference between the price at which such securities are sold and the Acquired Portfolio’s tax basis in such securities. The Investment Manager currently estimates that the Acquired Portfolio would be able to utilize capital loss carryovers to fully offset any gains resulting from the sale of such portfolio securities before consummation of the Reorganization. As a result, no capital gains distribution is anticipated as a result of these transactions.

Comment 8.	With respect to statements describing the consolidation of all outstanding Open Shares and R6 Shares of the Acquired Portfolio into Institutional Class Shares in the “Summary—How do the Portfolios’ management and distribution arrangements compare?—Distribution of Portfolio Shares” section, please supplementally confirm that shareholders holding Open Shares and R6 Shares of the Acquired Portfolio will not pay additional fees or expenses as a result of this consolidation.

Response 8.	We hereby confirm that shareholders holding Open Shares and R6 Shares of the Acquired Portfolio will not pay additional fees or expenses as a result of the share class consolidation.

Comment 9.	If the contractual fee waiver discussed in Footnote 3 in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section is subject to recoupment, please disclose the terms of the recoupment. Additionally, please supplementally confirm that the right to recoupment does not carry over to the Acquiring Portfolio.

Response 9.	We hereby confirm that the Acquired Portfolio’s contractual fee waiver is not subject to recoupment.

Comment 10.	In the “Summary—Who bears the expenses associated with the Reorganization?” section, please clarify in the disclosure if the brokerage/transaction costs for portfolio transactions referenced in the section are the costs associated with repositioning described in the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section. If not, please also clarify in the disclosure that in addition to repositioning costs, the Acquired Portfolio will bear these additional costs as well.

Response 10.	The disclosure under the “Summary—Who bears the expenses associated with the Reorganization?” section of the Information Statement/Prospectus has been revised as follows in response to this comment:

The Investment Manager will bear the cost of the Reorganization, regardless of whether or not the Reorganization is consummated~~; however,~~ However, ~~the Acquired Portfolio will bear any~~ brokerage/transaction costs are expected to be incurred in order to transfer or sell certain Acquired Portfolio holdings to facilitate ~~for portfolio transactions resulting from~~ the Reorganization. The Acquired Portfolio will bear these transaction costs, which are expected to be approximately $23,000.

The Investment Manager estimates that the costs of the Reorganization to be borne by the Investment Manager will be approximately $130,000. This amount is not subject to recoupment by the Investment Manager.

Comment 11.	In the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section, please include all materially adverse factors considered by the Board of Directors of LFI (the “Board”).

Response 11.	We respectfully acknowledge the comment. We believe the disclosure under the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section includes all materially adverse factors considered by the Board of Directors of LFI. The Board considered information regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to approve the Reorganization. Accordingly, no changes have been made in response to this comment.

Comment 12.	With respect to the “The Transaction—Capitalization” section, please supplementally confirm this is the most current pro forma financial statements.

Response 12.	Please see the revisions provided in response to Comment 5. We hereby confirm that these revisions to the capitalization table reflect information as of the most recent practicable date from the date of the initial Registration Statement filing.

General

Comment 13.	Please file your responses as correspondence on EDGAR prior to the effectiveness of the Registration Statement.

Response 13.	We acknowledge the comment and will proceed accordingly.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai